Excerpt From Note Agreement Relating To
  $9,000,000 9.89% Senior Notes Series A, Due August 23, 1994
                              And
   $21,000,000 10.45% Senior Notes Series B, Due May 15, 1999



Section 5.8. Dividends, Stock Purchases. The Company will not except as hereinafter provided:

          (a) declare or pay any dividends, either in cash or property, on any shares of its capital stock of any class
     (except dividends or other distributions payable solely in shares of capital stock of the Company); or

          (b) directly or indirectly, or through any Subsidiary, purchase, redeem or retire any shares of its capital stock of any class or any warrants, rights or options to purchase or acquire any shares of its capital stock (other than in exchange for or out of the net proceeds to the Company from the substantially concurrent issue or sale of other shares of capital stock of the Company or warrants, rights or options to purchase or acquire any shares of its capital stock); or

          (c) make any other payment or distribution, either directly or indirectly or through any Subsidiary, in respect of its capital stock;

 (such declarations or payments of dividends, purchases,
redemptions or retirements of capital stock and warrants, rights or options, and all such other distributions being herein
collectively called "Restricted Payments"), if (a) any Default or
Event of Default shall have occurred and be continuing or (b)
after giving effect thereto the aggregate amount of Restricted
Payments made during the period from and after December 31, 1987 to and including the date of the making of the Restricted Payment in question, would exceed the sum of (i) $50,000,000, plus (ii)
the net proceeds to the Company from the issue or sale of any shares of capital stock of the Company during the period from and after December 31, 1987, plus (iii) the aggregate principal
amount of any Adjusted Long-Term Debt of the Company converted into or exchanged for capital stock of the Company after December
31, 1987, plus (iv) 100% of Consolidated Net Income for such period, computed on a cumulative basis for said entire period (or if such Consolidated Net Income is a deficit figure, then minus
100% of such deficit), minus the aggregate amount of payments made by the Company pursuant to (a) and (b) of the next
succeeding paragraph.
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     The provisions of this Section 5.8 to the contrary notwithstanding, the Company may (a) make any required redemption of not exceeding
2,000,000 shares of its preferred stock, (b) pay dividends on its capital stock within 90 days of the date of declaration of such dividends, provided that, at the time of declaration, such dividends were permitted by provisions of this Section 5.8, and (c) redeem rights to purchase capital stock of the Company issued pursuant to that certain Rights Agreement dated as of June 26, 1986 between the Company and Morgan Guaranty Trust Company, as
Rights Agent, or any similar or successor plans providing for the issuance of capital stock of the Company, or securities convertible into capital stock of the Company, provided that the payments to effect such redemptions shall not exceed $3,000,000 in the aggregate.

     The Company will not declare any dividend which constitutes a Restricted Payment payable more than 90 days after the date of declaration thereof.

     For the purposes of this Section 5.8 the amount of any Restricted Payment declared, paid or distributed in property of the Company shall be deemed to be the fair market value (as determined in good faith by an Executive Officer of the Company) of such property at the time of the making of the Restricted Payment in question.
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